UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 3 0026253 9

Publicly-held Company

In an Extraordinary Shareholders’ Meeting of Tele Norte Leste Participações S.A. (the “Company”), held on September 11, 2009, at 11:00 am, at the Company’s headquarters, located at Rua Humberto de Campos No. 425, 8th floor – Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro, shareholders representing 68.48% of the voting capital stock of the Company present at the meeting elected the following members of the Board of Directors, nominated by the controlling shareholder, Telemar Participações S.A., for the completion of the term to continue until the General Shareholders’ Meeting in 2010:

(1)	Mr. José Mauro Mettrau Carneiro da Cunha, and his alternate Mr. José Augusto da Gama Figueira;

(2)	Mr. Otávio Marques de Azevedo, and his alternate Mr. Lúcio Otávio Ferreira;

(3)	Mr. Alexandre Jereissati Legey, and his alternate Mr. Carlos Francisco Ribeiro Jereissati;

(4)	Mr. Pedro Jereissati, and his alternate Mr. Roberto Schneider;

(5)	Mr. Fernando Magalhães Portella, and his alternate Mr. Carlos Jereissati;

(6)	Mr. Álvaro Furtado de Andrade, and his alternate Mr. João José de Araújo Pereira Pavel;

(7)	Mr. João Pedro Amado Andrade, and his alternate Mr. Rodrigo Werneck Gutierrez;

(8)	Mr. Caio Marcelo de Medeiros Melo, and his alternate Mr. Joaquim Dias de Castro; and

(9)	Mr. Fábio de Oliveira Moser, and his alternate Mr. Ricardo Ferraz Torres.

The members of the Board of Directors elected declared that there are no prohibitions or impediments to their being able to perform the activities for which they were elected.

Rio de Janeiro, September 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer